Exhibit 21.1

Subsidiaries of Cullen/Frost Bankers, Inc.

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization	Percentage of Voting Securities Owned by Cullen/Frost Bankers, Inc.

The New Galveston Company, Inc.	Delaware	100%
Cullen/Frost Capital Trust II	Delaware	100%
Summit Bancshares Statutory Trust I	Delaware	100%
The Frost National Bank	United States	100%
Main Plaza Corporation	Texas	100%
Daltex General Agency, Inc.	Texas	100%
Frost Securities, Inc.	Delaware	100%
Frost Insurance Agency, Inc.	Texas	100%
Frost Brokerage Services, Inc.	Texas	100%
Frost Premium Finance Corporation	Texas	100%
Frost Investment Advisors, LLC	Delaware	100%
Frost 1031 Exchange, LLC	Texas	100%
Tri-Frost Corporation	Texas	100%
Carton Service Corporation	Texas	100%
Cullen BLP, Inc.	Texas	100%